SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 2 March 2023

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Annual Financial Report dated 2 March 2023

Exhibit No: 99.1

2 March 2023

InterContinental Hotels Group PLC
Annual Financial Report 2022

InterContinental Hotels Group PLC (the Company) announces that the following documents have today been made available to shareholders:

1.   Annual Report and Form 20-F 2022
2.   Chair's Letter

A copy of each of these documents will be submitted to the National Storage Mechanism, and will be available in due course for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Documents referred to above are publicly available on the Company's website at: https://www.ihgplc.com/investors/annual-report

The Company will also file the Annual Report and Form 20-F 2022 with the US Securities and Exchange Commission today.

Shareholders may request a hard copy of the Annual Report and Form 20-F 2022 free of charge from the address below:

Company Secretary's Office
InterContinental Hotels Group PLC
1 Windsor Dials, Arthur Road
Windsor, Berkshire
SL4 1RS, United Kingdom

In compliance with the Disclosure Guidance and Transparency Rules, the Annual Report and Form 20-F 2022, as submitted to the National Storage Mechanism, contains regulated information in unedited full text and as noted above, is available on the Company's website.

The Company's 2023 Annual General Meeting (AGM) will take place on 5 May 2023.  The Notice of Meeting will be published and sent to shareholders in due course.

For further information, please contact:

Investor Relations:
Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations:
Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 18 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in more than 100 countries, and more than 1,800 in the development pipeline.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
-     Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	3 March 2023